UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, No. 11 Building,

No. 109 Yard Tianjizhigu,

Jinghai 3rd Street, BDA, Beijing,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed to include the corrections to the unaudited financial results of Pintec Technology Holdings Limited for the six months ended June 30, 2023 (the “Interim Report”), which was originally filed as Exhibit 99.1 to the registrant’s current report on Form 6-K dated December 28, 2023 (the “Form 6-K”).

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Correction – Pintec Announces Unaudited Financial Results for the First Half 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
Name: Title:	Xin Yang Chief Financial Officer